Filing pursuant to Rule 425 under the
                                          Securities Act of 1933, as amended and
                                        Deemed filed under Rule 14a-12 under the
                                     Securities Exchange Act of 1934, as amended

                                                    Filer:  Bank One Corporation
                                           Subject Company: Bank One Corporation
                         Exchange Act File Number of Subject Company:  001-15323



THE FOLLOWING IS AN EMAIL MESSAGE TO ALL SENIOR MANAGERS OF BANK ONE CORPORATION FROM JAMES DIMON, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF BANK ONE CORPORATION



Dear Senior Managers:

We have just announced one of the largest mergers in U.S. banking history. This merger between Bank One and J.P. Morgan Chase is made possible largely by the hard work of you and your teams. During the last four years, we have worked hard to earn the right to execute a transaction of this size.

Now, I need your leadership more than ever to make the merger the great success it can be. The coming months will be both exhilarating and stressful for everyone. A number of you have been through mergers before, but many of our employees will be facing this for the first time. That's why I'm asking you to make special efforts to be visible with your people over the next few weeks.

I have sent an email letter to all employees and we have provided additional information to them. Please talk to your people about it. Listen to them. Acknowledge their concerns. And assure them that we will review situations fairly and honestly, and will treat them with respect.

I also ask, as you are involved in integration activities, that you be honest and direct in dealing with our new partners so we can make the best decisions for our company.

I expect that you share some of my excitement about this merger as well as the weight of the responsibility for so many employees. Thank you in advance for your hard work and your support and for being there for our fellow employees in the weeks and months ahead.



/s/ Jamie Dimon
---------------



You are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase & Co. and Bank One Corporation, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017,
Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza, IL1-0738, Chicago, IL 60670, Attention: Investor Relations, 312-336-3013. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan Chase on March 28, 2003 and by Bank One on March 5, 2003.

THE FOLLOWING IS AN EMAIL MESSAGE TO ALL EMPLOYEES OF BANK ONE CORPORATION FROM JAMES DIMON, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER OF BANK ONE CORPORATION



Dear Colleague:

Late this afternoon, Bank One and J.P. Morgan Chase entered into a definitive agreement to merge our companies to create one of the strongest, most competitive, financial firms in the world. The press release is attached.

This merger combines two outstanding companies with complementary capabilities into a powerful and dynamic financial institution with:

   - A strong balance sheet, with $1 trillion of assets and tangible equity of more than $50 billion

   - Leading positions in a full spectrum of consumer and wholesale financial services, including consumer banking and lending, credit cards, investment banking, asset management, private banking, treasury & securities services, and middle-market

   - Outstanding relationships with customers ranging from individual consumers to the largest global enterprises

   - The advantages of scale, size and scope

   - An even greater ability to invest in our businesses and our future

   - Cultures grounded in integrity, teamwork and commitment to communities

Most importantly, this merger gives us the opportunity to better serve our customers with a wider range of world-class products and service, and to compete with the best on a global scale.

During the next six months, we will be working hard to complete this important transaction and to integrate our businesses in a way that minimizes disruption and maximizes benefits to our customers. We promise to keep you informed, communicating frequently in order to avoid any unnecessary uncertainty.

You should be very proud of what we have achieved today. Through your hard work over the last four years, we have earned the right to execute a transaction of this size

We have scheduled a meeting for Bank One employees at 2 p.m. (Central Standard
Time) Thursday in the auditorium of our headquarters building. At that time, I will provide you with more information on the merger. Those of you outside of the Chicago area or who cannot make the meeting in person can dial 1-800-806-3708 (domestic) or 706-643-7739 (international) to participate by phone. The call will also be available on replay. We will send you that information after the meeting ends, and the replay is posted. We have also prepared answers to some questions you might have, which are available on our intranet here:

Employee Q & A: [link to employee Q & A on intranet]

Thank you for all you do, and will continue to do, on behalf of Bank One. By working closely with J.P. Morgan Chase, I am confident that we will build one of the best financial services companies -- not just in America -- but the world.

I look forward to speaking with you tomorrow.



Sincerely,


/s/ Jamie Dimon
---------------


You are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase & Co. and Bank One Corporation, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017,
Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza, IL1-0738, Chicago, IL 60670, Attention: Investor Relations, 312-336-3013. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan Chase on March 28, 2003 and by Bank One on March 5, 2003.

THE FOLLOWING IS THE EMPLOYEE Q & A REGARDING THE TRANSACTION


Employee Q & A


The following questions and answers will help employees learn more about the merger between Bank One and J.P. Morgan Chase.


THE DEAL
--------

WHY DID WE DO THIS DEAL?

The merger is compelling both strategically and financially. It will create a new institution with a more balanced business mix between investment banking/commercial and retail, leading to greater earnings consistency.

The new J.P. Morgan Chase will have top-tier positions in both investment banking/commercial and retail financial services, an unparalleled client base and greater scale. And we will have an extraordinarily talented team that shares common values and a strong client orientation. This all adds up to enhanced shareholder value and an even greater ability to compete.


WHAT ARE THE FINANCIAL TERMS?

The agreement provides for a stock-for-stock merger in which 1.32 shares of J.
P. Morgan Chase common stock will be exchanged, on a tax-free basis, for each share of Bank One common stock. Based on J.P. Morgan Chase's closing price of $39.22 on Wednesday, January 14, 2004, the transaction would have a value of approximately $51.77 for each share of Bank One common stock, and would create an enterprise with a combined market capitalization of approximately $130 billion.


WHO WILL LEAD THE COMBINED COMPANY? WHO WILL HEAD THE KEY BUSINESS AREAS?

William Harrison will be Chairman and Chief Executive Officer and Jamie Dimon will be President and Chief Operating Officer. Jamie is set to succeed Bill as CEO in 2006. Other members of the senior management team will include: Austin Adams, Technology; Linda Bammann, Risk - Deputy; Steven D. Black, Equities; James S. Boshart III, Middle Market; William Campbell, Card Chairman; David E. Donovan, Retail Branches; Dina Dublon, Finance; Ina R. Drew, Treasury; John J. Farrell, Human Resources; Walter A. Gubert, Investment Banking, Europe, Middle East and Africa; Joan Guggenheimer, Legal; James B. Lee, Investment Banking; Jay Mandelbaum, Strategy; William H. McDavid, Legal; Heidi Miller, Treasury and Security Services; Stephen J. Rotella, Mortgage; John W. Schmidlin, Technology; Charles W. Scharf, Retail Banking and Lending; Richard J. Srednicki, Card CEO; James E. Staley, Investment Management & Private Bank; Jeffrey C. Walker, Private Equity; Don M. Wilson III, Risk; and William T. Winters, Credit & Rates.


WHAT WILL THE NAME OF THE MERGED COMPANY BE, AND WHERE WILL IT BE HEADQUARTERED?

The combined company will be known as J. P. Morgan Chase and will be headquartered in New York. The Consumer Financial Services businesses, which include Consumer Branch Banking, Small Business and Middle Market, will operate as Bank One and be headquartered in Chicago, where it will maintain a significant presence.

Both New York and Chicago are major financial centers. The lion's share of the combined company's commercial/investment banking activities are in and around New York. Locating the headquarters of the consumer business in Chicago reflects the importance of the consumer businesses that Bank One brings to the company.

Chase and Bank One are both strong, respected brands in the retail banking arena. We will continue to use both brands in their respective markets and consumer products, while research is conducted to determine the best long-term brand strategy.


THE BUSINESS IMPACT
-------------------

WHAT MAJOR BUSINESSES WILL THE NEW COMPANY HAVE?

The new company will offer a full range of wholesale and consumer products and services. It will have leading positions in consumer banking and lending, investment banking, asset management, private banking, treasury & securities services, and middle market.


HOW MANY CONSUMER BRANCHES WILL THE NEW COMPANY HAVE?

The combined organization will have 2,295 branches in 17 U.S. states.


WHAT SHOULD I TELL MY CUSTOMERS?

Tell them that we will continue to be here for them as always, with the same high-quality products, services and commitment to excellence that they expect from us.


EMPLOYEE IMPACT
---------------

WHAT SHOULD I BE DOING FROM NOW THROUGH COMPLETION OF THE TRANSACTION?

Our competitors will be doing everything they can to win away our customers. It's particularly important that all of us stay focused on doing our jobs and meeting the needs of our customers.


WILL I STILL HAVE A JOB?

There are some areas where the two companies have virtually no overlap and some areas where there is significant overlap. It is too soon to identify the number of jobs affected, but we are committed to picking the "best of the best" in terms of people, platforms, processes and locations. The process will be fair and all employees will be treated with respect.

Meanwhile, we will slow the pace of new hiring and use attrition wherever possible to minimize any impact on employees.

We will answer your questions as quickly as we can, and you can expect frequent, direct communications as decisions are made.


WILL SEVERANCE BE PROVIDED TO EMPLOYEES WHOSE JOBS ARE ELIMINATED?

Our normal severance policies remain in effect. You can find your information on the intranet at [link to intranet site]


WILL MY BENEFITS BE AFFECTED?

We plan to keep our current employee-benefit plans in effect for the remainder of the year. We will carefully review benefits from both companies before choosing common compensation and benefits, likely starting in 2005.


WHAT HAPPENS NOW?

Our merger team will be working over the next few months to get the necessary regulatory and shareholder approvals and we expect to complete the merger transaction around mid-year. We expect to complete the merger integration process by 2006. We will provide you with frequent updates on our progress through the company intranet.


COMMUNITY SUPPORT
-----------------

WHAT ABOUT OUR SUPPORT FOR OUR COMMUNITIES?

It will remain very strong throughout our combined system. Both Bank One and J.
P. Morgan Chase are recognized as outstanding corporate citizens with a strong commitment to community investment and philanthropy. Combined, we contribute more than $135 million annually back to the communities where we do business. That strong support will continue and in some areas, it will increase.

WILL WE CONTINUE OUR PRACTICE OF FIELD-DRIVEN DECISION MAKING IN CORPORATE PHILANTHROPY?

Absolutely. We believe decisions are best made in the field, where our people understand best the needs of the community, and we are committed to continuing our support in local communities at the same level of giving. In some cases, there will be increases.


STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J. P. Morgan Chase & Co. and Bank One Corporation, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J. P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017, Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza, IL1-0738, Chicago, IL 60670, Attention: Investor Relations, 312-336-3013. The respective directors and executive officers of J.
P. Morgan

Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding
J. P. Morgan Chase's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by J. P. Morgan Chase on March 28, 2003, and information regarding Bank One's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.